UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Steven R.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   6/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security       2)Trans-     3.Trans-       4.Securities Acquired(A)  5)Amount of     6)Ownership    7)Nature of
                          action       action         or Disposed of (D)        Securities      Form:          Indirect
                          Date         Code                                     Beneficially    Direct         Beneficial
                                       -------------  ------------------------  Owned at End    (D) or         Ownership
                          (Month/                              A or             of Month        Indirect
                          Day/Year)    Code      V    Amount   D       Price                    (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                             8,520       D
$0.01 per share
Common Stock, par value   06/20/02     G         V    800      D                  144,132       I              Booth Charitable
$0.01 per share                                                                                                Remainder Trust
Common Stock, par value                                                            50,545       I              Daughter, Jessica
$0.01 per share
Common Stock, par value                                                            29,759       I              Son, Nicholas
$0.01 per share
Common Stock, par value                                                            58,938       I              Spouse, Beth
$0.01 per share
Common Stock, par value                                                           642,741       I              Steven R. Booth Trust
$0.01 per share
Common Stock, par value                                                         2,007,956       I              Trust FBO Richard
$0.01 per share                                                                                                Booth (1)



                                                   1

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative       2)Conversion  3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                    or Exercise   action         action    Securities Acquired (A)           Expiration Date
                            Price of      Date           Code      or Disposed of (D)
                            Derivative
                            Security                       Code  V   A                D              Exercisable  Expiration
-------------------------------------------------------------------------------------------------------------------------------





Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative       3)Trans-     7)Title and Amount                8)Price     9)Number of    10)Ownership   11)Nature of
Security                    action       of Underlying                     of Deri-    Derivative     Form of        Indirect
                            Date         Securities                        vative      Securities     Derivative     Beneficial
                                         --------------------------------              Beneficially   Security       Ownership
                                                                Amount or              Owned at End   Direct (D)
                            Month/Day/                          Number of              of Month       or Indirect
                            Year         Title                                                        (I)
-------------------------------------------------------------------------------------------------------------------------------




Explanation of Responses:

(1)  The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

-    Attorney-in-fact pursuant to the power of attorney dated 5/17/02.




SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Steven R. Booth
DATE 7/8/02